5th Floor, Eastern Tower
689 Beijing Dong Road
Shanghai, 200001
Tel: +86 21 3318 4900
Fax: +86 21 6361 1550
www.linktone.com

LINKTONE ANNOUNCES EXTENSION IN LOCK-UP ARRANGEMENT
WITH MAJOR SHAREHOLDERS

Shanghai, China — August 30, 2004 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless value-added services in China, today announced that it has extended and effected several changes in its lock-up arrangements with its major shareholders. As a result of these arrangements, an aggregate of 12,827,864 American Depositary Shares (ADS), representing 51% of total outstanding shares (basic) or 68% of pre-IPO shares outstanding, will be fully locked-up through the earlier of the second day after the company’s third quarter earnings release or November 15, 2004.

Commenting on this announcement, Raymond Yang, chief executive officer of Linktone, said, “We are pleased that our major pre-IPO shareholders have reaffirmed their belief in the strength of our company by agreeing to curtail any potential disposal of their shares for certain periods under this extended lock-up agreement. We appreciate this show of support as we continue to focus on enhancing shareholder value by implementing our strategy of offering a diverse portfolio of 2G, 2.5G and audio-related wireless value-added services throughout China.”

In addition, the original company lock-up agreement remains in effect, and subject to certain exceptions for permitted sales as described below, 14,670,654 ADS, representing 59% total outstanding shares (basic) or 78% of pre-IPO shares outstanding, will be locked-up until August 30, 2006. The company lock-up agreement, dated as of January 30, 2004, between Linktone and IP Fund One, L.P., Mitsubishi Corporation, Index Corporation, Cresciendo Investments Limited, Merry Asia Limited, Lunar Group Ketchum Partners I LLC, Lunar Group Stokenchurch Partners I, LLC, People Holdings Limited, LiTech Digital Limited and Intrinsic Technology (Holdings) Ltd. (“Intrinsic Technology”) prohibits the foregoing shareholders from selling or otherwise disposing of their shareholdings in the company for the two year period from August 30, 2004. It also allows Intrinsic Technology, Merry Asia Limited, Lunar Group Ketchum Partners I LLC, Lunar Group Stokenchurch Partners I, LLC, People Holdings Limited and LiTech Digital Limited to engage in such transactions if the average daily closing price of Linktone’s ADS for the preceding month exceeds US$17.50 or if the transaction or series of transactions involves not more than the equivalent of 250,000 ADS in any 30 day period. Furthermore, this lock-up permits IP Fund One, L.P., Mitsubishi Corporation, Index Corporation and Cresciendo Investments Limited to engage in such transactions if the average daily closing price of Linktone’s ADS for the preceding month exceeds US$17.50 or if the transaction or series of transactions involve not more than one-third of the ADS owned by the shareholder as of the date of Linktone’s initial public offering.

Linktone also announced today that Intrinsic Technology, one of Linktone’s shareholders, will distribute all of its 2,318,452 ADS in the company to its shareholders, effective as of August 31, 2004. Under the terms of the distribution, recipients of those shares holding an aggregate equivalent to 2,067,132 ADS are subject to the additional lock-up agreement described above on the same terms as Intrinsic Technology. However, certain shareholders may sell or otherwise dispose of a maximum of 10% of the total number of shares they received from Intrinsic Technology in any 30 day period.

A Leading Provider of Wireless Value-added Services in China

5th Floor, Eastern Tower
689 Beijing Dong Road
Shanghai, 200001
Tel: +86 21 3318 4900
Fax: +86 21 6361 1550
www.linktone.com

About Linktone Ltd.
Headquartered in Shanghai, Linktone Ltd. is a leading provider of wireless value-added services to mobile phone users in China. Working in close partnership with China’s mobile operators, China Mobile and China Unicom, Linktone provides a diverse portfolio of wireless content and applications, with a particular focus on media, entertainment and communications. Through in-house development and alliances with local and international content partners, the company develops, aggregates and distributes innovative and engaging products for its growing user community.

Investor Relations
Stella Chen
Stella.chen@linktone.com
86-21-3318 4900 ext. 2300

A Leading Provider of Wireless Value-added Services in China